EXHIBIT 99.2

TransAlta Corporation
THIS IS YOUR PROXY - DO NOT DESTROY – THIS IS AN IMPORTANT DOCUMENT

The undersigned hereby appoints Donna Soble Kaufman, Chair of the Board, or failing her, Stephen G. Snyder, President and Chief Executive Officer, or instead of the foregoing persons,

as proxyholder of the undersigned shareholder with full power of substitution, to vote and otherwise act for and on behalf of the shareholder as directed below, and in respect of any amendments to the matters identified below, and all other matters that may properly come before the Annual Meeting (the “Meeting”) of shareholders of TransAlta Corporation (the “Corporation”) to be held on Thursday, April 27, 2006 at 1:00 p.m. (local time) at the Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9 and at any continuation after an adjournment thereof.

Items on which shareholder’s action is required:

1. Election of Directors	For	Withhold
01 W.D. Anderson	❑	❑
02 S.J. Bright	❑	❑
03 T.W. Faithfull	❑	❑
04 G.D. Giffin	❑	❑
05 C.K. Jespersen	❑	❑
06 M.M. Kanovsky	❑	❑
07 D.S. Kaufman	❑	❑
08 G.S. Lackenbauer	❑	❑
09 L. Vazquez Senties	❑	❑
10 S.G. Snyder	❑	❑

2.

Appointment of Ernst & Young LLP as Auditors

For

❑

Withhold

❑

This proxy is solicited by and on behalf of the management of the Corporation.  The shareholder has the right to appoint a person (who need not be a shareholder) other than those stated, as his or her nominee to attend and act at the Meeting, or at any  adjournment thereof, and may exercise such right by striking out the names of the specified persons and inserting the name of such person in the blank space on this proxy form or by completing and submitting another appropriate form of proxy.  The form of proxy must be deposited with the Corporation’s Transfer Agent, CIBC Mellon not less than 24 hours prior to the time fixed for holding the Meeting.

The undersigned hereby revokes any proxy previously given with respect to the meeting.

The shares represented by this proxy will be voted for or withheld from voting on any ballot that may be called for and will be voted as directed by each shareholder.  If no choice is specified the shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors; and (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Corporation.  Execution of this proxy is deemed to confer on the proxyholder discretionary authority to vote as he feels fit in respect of each matter set forth if no choice is specified and to act in respect of any amendments or other matters that may properly come before the Meeting or at any adjournment thereof.

This proxy must be signed and dated by the shareholder or by his or her attorney authorized in writing or, in the case of a corporation, the proxy shall be under its corporate seal attested by the hands of its proper officers, or under the hand of an officer or attorney duly authorized.  If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), all persons must sign the proxy and all executors, administrators, trustees, corporate officers, etc. must indicate the capacity in which they sign.  If the proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

[The undersigned confirms the express wish that this document and the related documents including the Notice of Meeting and the Management Proxy Circular, be in English only.  Le soussigne confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d’information, soient rédigés en anglais seulement.]

Shareholder’s Signature

                                                                                   Date                                                                    ,  2006

Interim Financial Disclosure		Annual Financial Statements and Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request.  If you wish to receive interim financial statements, please mark this box:

❑	Mark this box if you would like to receive interim financial statements.

As a registered shareholder you will receive annual financial statements, management’s discussion and analysis relating to annual financial statements, and annual reports.  If you DO NOT want to receive these materials, please mark the box. If you do not mark the box, you will continue to receive these materials.

❑

As always, you can access TransAlta reports online at www.transalta.com

If you have any questions, please call toll free 1-800-387-0825 in Canada or the U.S. or (416) 643-5500 outside North America.

VOTING OPTIONS AND INSTRUCTIONS

The Options available to convey your voting instructions are outlined below and further described in the Management Proxy Circular.

VOTE BY MAIL:

The form of proxy must be deposited with the Corporation’s Transfer Agent, CIBC Mellon Trust Company, not less than 24 hours prior to the time fixed for holding the meeting.

1.

In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person.  If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), all persons should sign and indicate the capacity in which they sign.

2.

If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered.  If shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

3.

Proxies not dated in the space provided will be deemed to bear the date on which they were mailed by the shareholder.

4.

The name of the shareholder must appear exactly as it is shown on the affixed label.  If shares are held jointly, any one of the joint owners may sign.

5.

A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by the Corporation’s Transfer Agent by mail or delivery to CIBC Mellon Trust Company, Attention:  Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5 not less than 24 hours prior to the time fixed for the holding of the Meeting (or any adjournment thereof).

6.

For further information, see the Management Proxy Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions not less than 48 hours prior to the time fixed for the holding of the Meeting (or any adjournment thereof).  Phone toll-free 1-866-271-1207 (English and French) and follow the instructions the Vote Voice provides you.  Have this Proxy Form in hand when you call.  You will be prompted to enter your 13 digit Control Number which is located on the bottom left hand side of this form.  The control number is your personal security code and will be used to authenticate your voting instructions.

VOTE BY INTERNET:

www.eproxyvoting.com/transalta

In order to vote by internet, use the Internet to transmit your voting instructions and for electronic delivery of information, not less than 48 hours prior to the time fixed for the holding of the Meeting (or any adjournment thereof).   Have this form in hand when you access the website.  You will be prompted to enter your 13 digit Control Number.

IMPORTANT NOTICE TO SHAREHOLDERS:

Canadian income tax legislation requires that holders of common shares of TransAlta Corporation provide their Social Insurance Number (SIN) to the person (the issuing company, trustee or agent) who prepares tax information slips on your behalf.  If you have not yet provided your SIN, please provide it on this proxy.

Note:  This requirement only applies to individuals residing in Canada and Canadian citizens residing outside of Canada.

☐☐☐ ▪ ☐☐☐ ▪ ☐☐☐

SIN (Canada)

¯ Your Control Number ¯

If you have any questions, please call toll free 1-800-387-0825 in Canada or the U.S. or (416) 643-5500 outside North America.